787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 16, 2021

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Innovation and Growth Trust

(Securities Act File No. 333-251526, Investment Company Act File No. 811-23625) Response to Staff Comments

Dear Ms. O’Neal:

On behalf of BlackRock Innovation and Growth Trust (the “Trust”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 19, 2021 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Trust on December 21, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

General

Comment No. 1:	Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

February 16, 2021

Response No. 1:	Prior to the Trust’s Registration Statement being declared effective, FINRA will have reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriter, and other broker-dealers participating in the distribution and will have issued a no objections letter.

Comment No. 2:	Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (See, Rule 163B under the Securities Act of 1933 (“Securities Act”)).

Response No. 2:	The Trust has not presented, and does not expect to present, any “test-the-waters” materials (in reliance on Rule 163B under the Securities Act) to potential investors in connection with this offering.

Cover Page

Comment No. 3:	In regard to the Trust’s “writing (selling) call and put options on indices of securities and sectors of securities,” please add disclosure regarding whether these options will be covered or uncovered.

Response No. 3:	The Trust has revised the above-referenced disclosure to clarify that the Trust may write covered and uncovered call and put options on indices of securities and sectors of securities.

Comment No. 4:	The penultimate paragraph in this subsection states, “The Trust may also invest, without limit, in privately placed or restricted securities (including in Rule 144A securities, which are privately placed securities purchased by qualified institutional buyers), illiquid securities and securities in which no secondary market is readily available, including those of private companies. . . . Under normal market conditions, the Trust currently intends to invest up to 25% (emphasis added) of its total assets, measured at the time of investment, in such securities.” Please supplement this disclosure based on the sentence on page 17 below, which states: “The Trust may invest without limitation in illiquid or less liquid investments or investments in which no secondary market is readily available or which are otherwise illiquid, including private placement securities.”

Response No. 4:	The Trust respectfully submits that the disclosure on the cover page clearly states that the Trust may invest “without limit, in privately placed or restricted securities (including in Rule 144A securities, which are privately placed securities purchased by qualified institutional buyers), illiquid securities and securities in which no secondary market is readily available, including those of private

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companies.” (Emphasis added.) Accordingly, the Registrant believes that the current disclosure addresses the Staff’s comment.

Comment No. 5:	We note that the Trust “currently does not intend to borrow money or issue debt securities or preferred shares.” Please confirm that the Trust does not intend to issue debt securities or preferred stock within one year of the effective date of the registration statement, or add appropriate disclosure.

Response No. 5:	The Trust confirms that it does not intend to issue debt securities or preferred stock within one year of the effective date of the registration statement.

Comment No. 6:	The disclosure states that “The Board may, by a Board Action Vote, cause the Trust to conduct a tender offer, as of a date within twelve months preceding the Dissolution Date (as may be extended as described above), to all common shareholders to purchase 100% of the then outstanding common shares (emphasis added) of the Trust at a price equal to the NAV per common share on the expiration date of the tender offer (an ‘Eligible Tender Offer’).” However, it further states, “In an Eligible Tender Offer, the Trust will offer to purchase all common shares held by each common shareholder; provided that if the payment for properly tendered common shares would result in the Trust having aggregate net assets below the Dissolution Threshold, the Eligible Tender Offer will be canceled (emphasis added), no common shares will be repurchased and the Trust will dissolve as scheduled. In other words, the disclosure indicates that the tender offer will be expressly structured so that the Trust will specifically never “purchase 100% of the then outstanding common shares.” Accordingly, please revise this cover page disclosure to eliminate this untrue statement. See, Section 14(e) of the Securities Exchange Act of 1934.

Response No. 6:	The Trust respectfully submits that the above referenced disclosure does not contain an untrue statement. The Trust notes that an Eligible Tender Offer is not a commitment to purchase 100% of the then outstanding common shares, but rather an offer to purchase 100% of the then outstanding common shares. The reason why the Trust would offer to purchase 100% of the then outstanding common shares, rather than some smaller percentage, is so that shareholders would not have only a portion of their tendered shares purchased in accordance with Rule 13e-4(f)(3) if the tender offer is over-subscribed. The disclosure makes clear, and the tender offer documentation will make clear, the circumstances under which the tender offer will be withdrawn – namely, if the Eligible Tender Offer would result in the Trust having aggregate net assets below the Dissolution Threshold. In such instance, all shareholders, including tendering shareholders, will receive the net asset value of their shares through a liquidating distribution, rather than a repurchase by the Trust. The Trust respectfully also notes that the above-referenced disclosure is substantially similar to disclosure contained in a

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number of recent registration statements for closed-end funds.[1] In respect to the Staff’s comment, however, the Trust will clarify the above-referenced disclosure as follows (additions in bold and underlined; deletions in strikethrough):

The Board may, by a Board Action Vote, cause the Trust to conduct a tender offer, as of a date within twelve months preceding the Dissolution Date (as may be extended as described above), to all common shareholders to purchase ~~100% of~~ the ~~then~~ outstanding common shares of the Trust at a price equal to the NAV per common share on the expiration date of the tender offer (an “ Eligible Tender Offer”). ~~The Board has established~~; provided that the Trust must have at least $200 million of aggregate net assets immediately following the completion of an Eligible Tender Offer to ensure the continued viability of the Trust (the “Dissolution Threshold”).

Comment No. 7:	If the Eligible Tender Offer could have a reasonable likelihood of causing the effects described in paragraph (a)(3)(ii) of Rule 13e-3 of the Securities Exchange Act of 1934 as to the Trust, this would appear to invoke the disclosure requirements of Rule 13e-3. Please include a contrary analysis with your response, or if you conclude that the rule could apply, please modify your disclosure to inform investors the circumstances under which the rule would apply and what that would entail.

Response No. 7:	The Trust submits that an Eligible Tender Offer would not have a reasonable likelihood of causing the effects described in paragraph (a)(3)(ii) of Rule 13e-3 of the Exchange Act (the “Rule”). As described more fully in the Registration Statement, in the event of an Eligible Tender Offer, the Trust would either (i) complete the tender offer and, subject to Board approval, continue as a perpetual trust or (ii) cancel the tender offer and liquidate, which is not a transaction included in paragraph (a)(3)(i) of the Rule. As a result, neither of such transactions would be a “Rule 13e-3 transaction,” as that term is defined in the Rule.

Prospectus Summary – Investment Strategy

Comment No. 8:	The second paragraph states, “In evaluating innovative companies, the Advisor seeks to identify, using its own internal research and analysis, companies capitalizing on innovation or that are enabling the further development of the

[1]	See e.g., PIMCO Energy and Tactical Credit Opportunities Fund:

https://www.sec.gov/Archives/edgar/data/1756908/000119312519022296/d664320d497.htm ; RiverNorth Flexible Municipal Income Fund, Inc.:

https://www.sec.gov/Archives/edgar/data/1790177/000139834420006964/fp0052293_497.htm ; Tortoise Essential Assets Income Term Fund:

https://www.sec.gov/Archives/edgar/data/1704299/000119312519088283/d720427d497.htm

February 16, 2021

theme of innovation in the markets in which they operate.” This language appears to cast a wide net of companies that could qualify as “innovative.” Please disclose any objective and measurable criteria that will be used to identify “innovative” companies.

Response No. 8:	The Trust will add the following disclosure to the Prospectus:

“Among other things, common criteria for innovative companies across industries may include developing new products, selling in new markets or channels, applying a new or superior technology to legacy industries, refining existing processes for efficiency, changing or pivoting business model, or creating tools that empower new breakthroughs.”

Comment No. 9:	The disclosure in this sub-section states, “The Advisor’s outlook for a company based upon these and other factors is then compared to the outlook of the company implied in the current share price of the company. The Advisor looks to invest in companies where its view of future cash flows is more favorable than that which it believes is implied (emphasis added) by the current price.” Clarify the disclosure by explaining how the portfolio company’s free cash flow is “implied” by its current share price.

Response No. 9:	The Advisor may believe that a company’s current market price is not reflective of the Advisor’s expectation of the company’s future cash flows. The Trust will revise the above-referenced disclosure to replace the term “implied” with “reflected.”

Prospectus Summary – Special Risk Considerations

Comment No. 10:	Please move the sub-section on page 14 entitled “Risks Associated with the Trust’s Options Strategy” to the beginning of this section.

Response No. 10:	The requested change has been made.

Comment No. 11:	In the discussion regarding “Restricted and Illiquid Investments Risk,” add the parenthetical “junk bonds” after the words “below investment grade quality” on page 18.

Response No. 11:	The referenced sentence has been removed from the registration statement.

Certain Provisions in the Agreement and Declaration of Trust and Bylaws

Comment No. 12:	The disclosure on page 83 states, “The Agreement and Declaration of Trust states that the Trust is subject to the Maryland Control Share Acquisition Act (the “MCSAA”) to the same extent as if the Trust were a Maryland corporation registered under the Investment Company Act as a closed-end investment

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company.” If true, please affirmatively state that the Trust has “opted into” the MCSAA instead of “is subject to” the MCSAA.

Response No. 12:	The Trust respectfully submits that the current disclosure is correct as written and declines to revise it to state that the Trust has “opted into” the MCSAA. The requested change is technically incorrect because (a) “subject to” is the exact same language used in the Trust’s Agreement and Declaration of Trust and (b) the Trust is not the type of entity that is covered by the MCSAA and therefore cannot “opt in” in the same manner that other types of entities may do so. As the Trust desired to adopt a provision similar to the MCSAA, it therefore added a reference to the MCSAA as an alternative to including all of the provisions of the MCSAA in the Trust’s Agreement and Declaration of Trust. However, in response to the Staff’s comment, the Trust has clarified the disclosure as follows (additions in bold and underlined; deletions in strikethrough):

The ~~Agreement and Declaration of Trust states that the Trust is subject to the~~ Maryland Control Share Acquisition Act (~~the~~ “MCSAA”) is a provision of the Maryland General Corporation Law applicable to Maryland corporations. Because the Trust is not a corporation, the Trust has provided in its Agreement and Declaration of Trust that it is subject to the MCSAA to the same extent as if ~~the Trust~~ it were a Maryland corporation registered under the Investment Company Act as a closed-end investment company.

Comment No. 13:	The MCSAA provides that the subtitle does not apply to “(4) A corporation registered under the Investment Company Act of 1940 as a closed end investment company unless its board of directors adopts a resolution to be subject to this subtitle on or after June 1, 2000, provided that the resolution shall not be effective with respect to any person who has become a holder of control shares before the time that the resolution is adopted.” Please clarify whether the board had adopted the resolution opting into the MCSAA or not.

Response No. 13:	The Board of Trustees of the Trust is not required to adopt a resolution opting into the MCSAA, other than the resolutions adopting the governing documents. As discussed above, this is because the Trust is not the type of entity to which the MCSAA directly applies and the Agreement and Declaration of Trust specifically states that the provisions of the MCSAA are in effect without additional board resolutions electing into it (i.e., “The Trust shall be subject to Sections 3-701 through 3-707 (the “Control Share Act”) of the Maryland General Corporation Law to the same extent as if the Trust were a Maryland corporation registered under the 1940 Act as a closed-end investment company that had elected to be subject to the Control Share Act by resolution of its board of directors and,

February 16, 2021

accordingly, the Control Share Act shall apply to any acquisition or proposed acquisition of Shares to the extent provided therein.” (Emphasis added).

Comment No. 14:	Please clarify the meaning and implications of the disclosures and how they will be used in a defensive context. For example, if it is the Trust’s intention, clarify that it is reserving discretion to allow friendly control shareholders to vote, but not unfriendly ones.

Response No. 14:	Under the control share acquisitions provision in the Trust’s Agreement and Declaration of Trust, the Board reserves the right to exempt “[an] acquisition from the Control Share Act specifically, generally, or generally by types.” In a defensive context, the Board would consider all of the necessary facts and circumstances in deciding whether it would be appropriate to exempt any acquisition from the MCSAA.

Closing

Comment No. 15:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response No. 15:	The Trust notes the Staff’s comment.

Comment No. 16:	Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response No. 16:	The Trust notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Trust is not making a change.

Comment No. 17:	We remind you that the Trust and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response No. 17:	The Trust notes the Staff’s comment.

Comment No. 18:	Please note that acquired fund fees and expenses greater than 1 basis point must be shown as a separate line item in the fee table.

February 16, 2021

Response No. 18:	The Trust acknowledges the comment and confirms that the Trust does not anticipate acquired fund fees and expenses greater than 1 basis point during its first year of operation.

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Please do not hesitate to contact me at (212) 728-8925 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Curtis A. Tate
Curtis A. Tate

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP